UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

AKCEA THERAPEUTICS, INC.

(Name of Subject Company (Issuer))

AVALANCHE MERGER SUB, INC.

a wholly owned subsidiary of

IONIS PHARMACEUTICALS, INC.

(Names of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

00972L 107

(Cusip Number of Class of Securities)

Brett Monia

Chief Executive Officer

Ionis Pharmaceuticals, Inc.

2855 Gazelle Court

Carlsbad, CA 92010

(760) 931-9200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Graham Robinson

Laura Knoll

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street

Boston, MA 02116

(617) 573-4850

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 535,900,072	$ 69,559.83

* Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated as the sum of (i) 24,665,090 outstanding shares, which is the difference between 101,759,772, the number of shares of common stock of Akcea Therapeutics, Inc., par value $0.001 per share (“Shares”), outstanding as of September 8, 2020, and 77,094,682, the number of Shares beneficially owned by Ionis Pharmaceuticals, Inc. or its affiliates, multiplied by $18.15, (ii) 5,881,651 Shares issuable pursuant to outstanding options with an exercise price less than $18.15 per Share, multiplied by $4.52 (which is the offer price of $18.15 minus the weighted average exercise price for such options of $13.63 per share), (iii) 1,521,514 Shares subject to issuance pursuant to outstanding Akcea restricted stock units multiplied by $18.15, and (iv) 1,874,829 Shares reserved for issuance pursuant to Akcea’s employee stock purchase plan multiplied by the offer price of $18.15. The calculation of the filing fee is based on information provided by Akcea as of September 8, 2020.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, by multiplying the transaction value by 0.0001298.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$69,559.83	Filing Party:	Avalanche Merger Sub, Inc. and Ionis Pharmaceuticals, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	September 14, 2020

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO, filed by Avalanche Merger Sub, Inc., a Delaware corporation (“Purchaser”), and Ionis Pharmaceuticals, Inc., a Delaware corporation (“Parent”), with the U.S. Securities and Exchange Commission on September 14, 2020 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, $0.001 par value per share (“Shares”), of Akcea Therapeutics, Inc., a Delaware corporation (“Akcea”), not owned by Parent at a price of $18.15 per Share, net to the seller in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions described in the Offer to Purchase dated September 14, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), copies of which are incorporated by reference to Exhibits (a)(1)(i) and (a)(1)(ii) of the Schedule TO respectively.

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated by reference in response to all of the items of the Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO, and is supplemented by the information specifically provided herein, except as otherwise set forth below. Capitalized terms used but not defined herein have the applicable meanings ascribed to them in the Schedule TO or the Offer to Purchase.

Item 1 through 9, Item 11 and Item 13.

Items 1 through 9, Item 11 and Item 13 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.	The information set forth in the section entitled “1. Background of the Offer; Contacts with Akcea” is amended as follows:

The following paragraph is inserted immediately after the fourth paragraph on page 14 of the Offer to Purchase:

“On August 26, 2020, Cowen communicated to representatives of Goldman Sachs and Stifel that $17.00 per Share was still below the intrinsic value of Akcea, and that the Affiliate Transactions Committee would support a price of $18.50 per Share.”

The following paragraph is inserted immediately after the fifth paragraph on page 14 of the Offer to Purchase:

“On August 28, 2020, Cowen communicated to representatives of Goldman Sachs and Stifel that the Affiliate Transactions Committee was willing to pursue a signing over the upcoming weekend if Parent was willing to accept an offer price of $18.25 per Share.”

The following paragraphs replace the sixth and seventh paragraph on page 14 of the Offer to Purchase:

“Also on August 28, 2020, at the request of the Affiliate Transactions Committee, Skadden received a markup of the initial draft Merger Agreement and an initial draft of the disclosure schedules.

After further discussion between Cowen, Goldman Sachs and Stifel on the evening of August 28, 2020, the Affiliate Transactions Committee agreed to proceed with respect to a Potential Transaction with Parent based on a price of $18.15 per Share.”

The following paragraph replaces the ninth paragraph on page 14 of the Offer to Purchase:

“Over August 29, 2020 and August 30, 2020, Ropes & Gray and Skadden exchanged multiple drafts of the Merger Agreement and engaged in both email correspondence and telephonic conferences on various issues related thereto. These issues included, among others, Parent’s obligation to extend the tender offer on two occasions in consecutive periods of 10 business days each under certain circumstances if a majority of the Shares not owned by Parent or its affiliates have not been tendered, the definition of a material adverse effect relative to Akcea, the offer conditions related to accuracy of representations and warranties, the scope of restrictions on the conduct of Akcea’s business between signing and closing, whether an immaterial violation of its no-shop obligations would prevent Akcea from providing confidential information to a third party making an acquisition proposal or prevent Akcea from terminating the Merger Agreement to accept a superior proposal, the circumstances under which actions by Akcea’s third party advisors could be deemed a violation of Akcea’s no-shop obligations, Parent’s ability to terminate the Merger Agreement following a failure by the Akcea Board or Affiliate Transactions Committee to reaffirm its recommendation under certain circumstances, the parties’ respective termination rights in connection with the other party’s failure to commence the tender offer or file its offer documents (as applicable), the size of the termination fee payable by Akcea and the circumstances under which such fee may be payable. Disclosure schedules were also separately negotiated, including the $5 million retention pool for Akcea employees disclosed under “—Arrangements between the Company, Ionis and Certain of its Affiliates” in the Schedule 14D-9.”

2.

The information set forth in the section entitled “2. Position of Parent Regarding the Fairness of the Transaction” on page 16 of the Offer to Purchase is amended and supplemented by replacing the third bullet point of the second full bullet list with the following:

•

Parent’s current ownership of approximately 76% in Akcea may preclude competing offers from third parties and Parent’s Initial Letter indicated to the Akcea Board that Parent was only interested in participating in a transaction to acquire Shares that it did not already own and that Parent had no interest in, and would not expect to vote in favor of, any alternative sale, merger or similar transaction involving Akcea.

3.

The information set forth in the section entitled “4. Interests of Certain Persons in the Offer—Conflicts of Interest” on page 18 of the Offer to Purchase is amended and supplemented by replacing the second sentence of the paragraph with the following:

“As a result of Parent’s current ownership of approximately 76% of the outstanding Shares, Parent maintains overall control of Akcea through its voting interest.”

4.

The information set forth in the section entitled “22. Conditions of the Offer” on page 74 of the Offer to Purchase is amended and supplemented by replacing the last paragraph in its entirety with the following:

“The foregoing conditions are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition, which condition is non-waivable, and the Termination Condition and the Governmental Impediment Condition, which conditions cannot be waived without the consent of Akcea) may be waived by Parent and Purchaser, in whole or in part, at any time and from time to time prior to or as of the expiration of the Offer, in the sole and absolute discretion of Parent and Purchaser.”

5.

The information set forth in the section entitled “24. Certain Legal Matters; Regulatory Approvals—Legal Proceedings Relating to the Tender Offer” on page 80 of the Offer to Purchase is amended and supplemented by replacing the entire section with the following:

“Legal Proceedings Relating to the Tender Offer.

On September 23, 2020, a purported stockholder of Akcea named Eric Sabatini filed a putative class action lawsuit against Akcea, members of the Akcea Board, Purchaser and Parent in the United States District Court for the District of Delaware, captioned Sabatini v. Akcea Therapeutics, Inc., et al., Case No. 20-cv-01281 (the “Sabatini Complaint”). The Sabatini Complaint alleges that Akcea and the members of the Akcea Board violated Sections 14(e) and 14(d) of the Exchange Act, as well as Rule 14d-9 thereunder, by failing to disclose certain supposedly material information in this Schedule 14D-9 in connection with the Transactions, which they allege rendered the Schedule 14D-9 false and misleading. In addition, the Sabatini Complaint alleges that members of the Akcea Board and Parent acted as controlling persons of Akcea within the meaning and in violation of Section 20(a) of the Exchange Act to influence and control the dissemination of the allegedly defective Solicitation/Recommendation Statement. The Sabatini Complaint seeks, among other things, an order enjoining consummation of the Transactions; rescission of the Transactions if they have already been consummated and rescissory damages; an order directing the Akcea Board to file a Solicitation/Recommendation Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading; a declaration that the defendants violated Sections 14(e), 14(d), 20(a) of the Exchange Act and Rule 14a-9 thereunder; and an award of plaintiff’s costs, including reasonable allowance for attorneys’ fees and experts’ fees.

The outcome of this lawsuit cannot be predicted with certainty. If a preliminary injunction were to be granted it could delay or jeopardize the completion of the Transactions, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin the completion of the Transactions. If additional similar complaints are filed, absent new or different allegations that are material, Parent will not necessarily announce such additional filings. Parent and Purchaser believe the claims asserted in the Sabatini Complaint are without merit.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Sabatini Complaint, a copy of which is attached as Exhibit (a)(5)(E) to the Schedule 14D-9 and is incorporated by reference herein.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.

(a)(2)(i)	Solicitation/Recommendation Statement on Schedule 14D-9 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Akcea with the Securities and Exchange Commission on September 14, 2020).

(a)(2)(ii)	Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Akcea with the Securities and Exchange Commission on September 14, 2020).

(a)(2)(iii)	Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9 (incorporated by reference to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Akcea with the Securities and Exchange Commission on September 24, 2020).

(a)(5)(x)	Akcea Internal Employee FAQ, dated September 15, 2020, issued by Akcea to the Employees of Akcea (incorporated by reference to Exhibit (a)(5)(D) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Akcea with the Securities and Exchange Commission on September 14, 2020, as amended).

(a)(5)(xi)	Class Action Complaint, dated September 23, 2020 (Sabatini v. Akcea Therapeutics, Inc., et al.) (incorporated by reference to Exhibit (a)(5)(E) to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Akcea with the Securities and Exchange Commission on September 24, 2020, as amended)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2020

By:	/s/ Brett Monia
	Name:	Brett Monia, Ph.D.
	Title:	Chief Executive Officer of Ionis Pharmaceuticals, Inc.

By:	/s/ Brett Monia
	Name:	Brett Monia, Ph.D.
	Title:	President of Avalanche Merger Sub., Inc.